PANNONPLAST INDUSTRIES PLC.
Chairman & CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
janos.illessy@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 9 January, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Enclosed please find the latest extraordinary announcement on Technical prolongation of Pannonplast's club loan.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Dr. János Illéssy

Encl

Extraordinary announcement

Technical prolongation of Pannonplast's club loan

In accordance with its reporting obligations, Pannonplast Plc hereby informs its shareholders that its bi-currency club loan facility of EUR 12.4 million, originally established on 9 October 2000 with maturity of three years, has been prolonged for a further one month with the participating banks. The new maturity of the loan facility is 9 February 2004. The prolongation is of technical nature.

Budapest, 9 January 2004

Pannonplast Plc

2004.01.09.